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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                          ----------------------------

                             INFORMATICA CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                          ----------------------------

          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                          ----------------------------

                                   45666Q-10-2
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                          ----------------------------

                                Gaurav S. Dhillon
                             Chief Executive Officer
                             Informatica Corporation
                              3350 W. Bayshore Road
                           Palo Alto, California 94303
                                 (650) 687-6200

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                          ----------------------------

                                   Copies to:
                             Mark A. Bertelsen, Esq.
                              Jose F. Macias, Esq.
                              J. Rol Williams, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
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          TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
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              Not applicable                           Not applicable
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*    No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid: Not applicable.
                           Form or Registration No.: Not applicable.
                           Filing party: Not applicable.
                           Date filed: Not applicable.


[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ]  third party tender offer subject to Rule 14d-1.
        [X]  issuer tender offer subject to Rule 13e-4.
        [ ]  going-private transaction subject to Rule 13e-3.
        [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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        Attached to this Schedule is the following document relating to
Informatica Corporation's announcement of its intention to offer an option exchange program to certain of its employees, whereby those employees could elect to cancel their existing options to purchase Informatica's common stock in exchange for the grant of replacement options (the "Exchange Offer"):

        o portions of a transcript of a conference call held by Informatica Corporation on July 19, 2001 which are relevant to the announcement of Informatica's intention to make the Exchange Offer, and which are attached to this Schedule TO as Attachment 1.


        THE BELOW PORTIONS OF THE TRANSCRIPT DO NOT CONSTITUTE AN OFFER TO HOLDERS OF OPTIONS TO PURCHASE INFORMATICA COMMON STOCK TO EXCHANGE THEIR OPTIONS. AT THE TIME THE EXCHANGE OFFER IS COMMENCED, INFORMATICA WILL PROVIDE OPTIONHOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE OFFER WITH WRITTEN MATERIALS EXPLAINING THE PRECISE TERMS AND TIMING OF THE EXCHANGE OFFER. PERSONS WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE OFFER SHOULD READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. INFORMATICA WILL ALSO FILE THESE WRITTEN MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT UPON THE COMMENCEMENT OF THE EXCHANGE OFFER. INFORMATICA STOCKHOLDERS AND OPTIONHOLDERS WILL BE ABLE TO OBTAIN THESE WRITTEN MATERIALS AND OTHER DOCUMENTS FILED BY INFORMATICA WITH THE SECURITIES AND EXCHANGE COMMISSION FREE OF CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.
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                                  ATTACHMENT 1

PORTIONS OF A TRANSCRIPT OF A CONFERENCE CALL HELD ON JULY 19, 2001 BY INFORMATICA CORPORATION.

EXCERPT FROM QUESTION AND ANSWER SESSION:

JOE FARLEY, MORGAN STANLEY: And, can we assume that the option exchange is going to proceed apace, or proceed into August when you have the stock swap?

EARL FRY, INFORMATICA: Yes, you can assume that we're in the process of actually filing the Tender Offer with the SEC here in the next very short time frame, next few days, and it will go ahead as planned as we discussed a couple of weeks ago.

MR. FARLEY: OK, thanks.